UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 21, 2022

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

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Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Novartis plans to petition the U.S. Court of Appeals for the Federal Circuit for further review to uphold validity of the Gilenya® (fingolimod) dosing regimen patent

Ad hoc announcement pursuant to Art. 53 LR

Basel, June 21, 2022 — Today, Novartis announced that the U.S. Court of Appeals for the Federal Circuit (CAFC) issued a new, negative decision regarding the validity of US Patent No. 9,187,405, covering a dosing regimen for Gilenya. Novartis plans to file a petition seeking further review of this decision.

In August 2020, the U.S. District Court for the District of Delaware issued a favorable decision in the Gilenya patent litigation and a permanent injunction was granted against HEC Pharma until the expiration of the ‘405 patent in December 2027 (including pediatric exclusivity). HEC Pharma was the only remaining Abbreviated New Drug Application (ANDA) filer challenging this patent.

In January 2022, a three-judge panel of the CAFC issued a decision upholding the validity of the dosing regimen patent. HEC filed a petition for rehearing with the CAFC, which today issued a decision from a modified panel reversing its previous decision and now finding the patent invalid.

Novartis intends to vigorously defend the validity of the patent and is considering all available options, including current plans to seek review of this decision by the full CAFC, a process which may take several months.

Previously, Novartis entered into settlement agreements with a number of ANDA filers. Those ANDA filers will be able to launch a generic version of Gilenya on an agreed upon date that is prior to the expiration of the dosing regimen patent or earlier under certain circumstances. As the formal mandate closing the appeal process has not been issued from the CAFC, the permanent injunction granted against HEC remains in place and Novartis believes that HEC and other ANDA filers are not permitted to launch a generic version of Gilenya at this time.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “anticipate,” “seek,” “look forward,” “believe,” “committed,” “investigational,” “pipeline,” “launch,” or similar terms, or by express or implied discussions regarding potential marketing approvals, new indications or labeling for the investigational or approved products described in this press release, or regarding potential future revenues from such products. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. In particular, our expectations regarding such products could be affected by, among other things, the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 108,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.

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Novartis Media Relations

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Amy Wolf	Meghan O’Donnell
Novartis External Communications	Novartis Division Communications
+41 79 576 0723 (mobile)	+41 61 324 9136 (direct)
amy.wolf@novartis.com	+41 79 797 9102 (mobile)
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Novartis US External Communications

+1 862 579 8456

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Central		North America
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: June 21, 2022	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting